Exhibit (a)(8)

FOR IMMEDIATE RELEASE

                                        Contact: Patrick Allender
                                                 Chief Financial Officer
                                                 (202) 828-0850

            DANAHER CORPORATION TENDERS FOR ALL ACME-CLEVELAND
               CORPORATION SHARES AT $27 PER SHARE

        Washington, D.C., March 7, 1996 -- Danaher Corporation (NYSE:DHR) announced today that it has commenced a cash tender offer for all outstanding Acme-Cleveland Corporation (NYSE:AMT) common and preferred shares at $27 per share. As soon as possible following completion of the tender offer, Danaher intends to consummate a merger in which all remaining shareholders will receive the same price per share paid in the offer.

        Danaher stated that George M. Sherman, its President and Chief Executive Officer, has sent the attached letter to David L. Swift, Acme-Cleveland's Chairman and Chief Executive Officer.

     The offer is conditioned on, among other things, the acquisition of a majority of Acme-Cleveland's shares on a fully diluted basis, including shares presently owned by Danaher, the approval of Acme-Cleveland's shareholders under the Ohio Control Share Acquisition Law (or the inapplicability or invalidity of such law) and the inapplicability of the Ohio Business Combination Law to the proposed merger. The offer is not conditioned on the receipt of financing.

        Danaher also announced that, in order to increase the likelihood that Acme-Cleveland shareholders can accept the offer at the earliest possible date, it has commenced legal action in the United States District Court for the Southern District of Ohio, Eastern Division, challenging certain provisions of the Ohio Control Share Acquisition Law and the Ohio Takeover Act.

      In addition, Danaher announced that it expects to file with the Securities and Exchange Commission preliminary solicitation materials relating to the Control Share Acquisition Law approval and to seek to call a special meeting of Acme-Cleveland shareholders to replace Acme-Cleveland's Board of Directors and otherwise expedite the acquisition.

     There are approximately 6.9 million Acme-Cleveland shares outstanding on a fully diluted basis.

     The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, April 3, 1996, unless extended. The terms and conditions of the offer are set forth in tender offer materials to be filed today with the Securities and Exchange Commission and to be mailed promptly to Acme-Cleveland shareholders.

        Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as dealer manager for the offer and D.F. King & Co., Inc. is acting as information agent.

        Acme-Cleveland Corporation manufactures and sells communication, motion control and measurement products and systems, and related products and services.

        Danaher Corporation is a leading manufacturer of Tools and Components, and Process/Environmental Controls.







March 7, 1996




Mr. David L. Swift
Chairman and Chief Executive Officer
Acme-Cleveland Corporation
30100 Chagrin Blvd. Suite 100
Pepper Pike, Ohio 44124-5705

Dear Mr. Swift:

        Danaher Corporation is today commencing a cash tender offer to purchase all outstanding common and preferred shares of Acme-Cleveland Corporation at a price of $27 per share, a premium of 35% over yesterday's closing price of $20. It is our intention to acquire any shares not purchased in the tender offer in a subsequent merger for the same cash consideration paid to shareholders in the tender offer.

     Our offer is not subject to financing, but is subject to approval of the offer under the Ohio Control Share Acquisition Law (unless such law is invalid or inapplicable to the Offer) and the inapplicability of the Ohio Business Combination Law.

     We believe that the transaction we are proposing represents a very attractive opportunity for your shareholders. We are also convinced that the combination of our companies will be of great benefit for our respective employees, suppliers and customers.

     In light of the attractive terms of our offer, we request that the Company's Board of Directors take appropriate actions so that the Ohio Business Combination Law is rendered inapplicable to our proposed merger. We expect that you will not take any other actions that would adversely affect your shareholders' ability to receive the benefits of our proposed transaction. It is our hope that we can proceed to complete a transaction with a minimum of delay.

     In order to increase the likelihood that our offer can be accepted by your shareholders at the earliest possible date, we have today commenced an action in the United States District Court for the Southern District of Ohio, Eastern Division, challenging certain provisions of the Ohio Control Share Acquisition Law and the Ohio Takeover Act.








     Our proposed price is based upon our review of publicly available information regarding the Company. If you believe there are values not reflected in your public filings, we ask that such information be made available to us so that we can ensure that our offer reflects those values.

     We and our advisors are ready to meet with you and your advisors to discuss all aspects of our offer, and to answer any questions you or they may have. Our objective is to promptly conclude a transaction that is supported by you and the Company's Board of Directors.

Sincerely,




George M. Sherman
CEO and President